Exhibit 99.2

EXHIBIT 99.2

Report of Voting Results

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

May 10, 2022

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.	By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Withheld	%
Patricia M. Bedient	930,235,061	95.95	39,215,284	4.05
John D. Gass	933,207,527	96.26	36,242,818	3.74
Russell K. Girling	937,442,189	96.70	32,008,157	3.30
Jean Paul Gladu	930,082,338	95.94	39,368,007	4.06
Dennis M. Houston	928,756,015	95.80	40,694,331	4.20
Mark S. Little	934,187,477	96.36	35,262,868	3.64
Brian P. MacDonald	935,683,404	96.52	33,766,940	3.48
Maureen McCaw	892,435,662	92.06	77,014,683	7.94
Lorraine Mitchelmore	930,221,212	95.95	39,229,133	4.05
Eira M. Thomas	914,295,307	94.31	55,155,038	5.69
Michael M. Wilson	913,820,635	94.26	55,629,710	5.74

2.	By resolution passed by vote conducted by ballot, KPMG LLP, Chartered Professional Accountants, was appointed to serve as Suncor’s independent auditors until the next annual meeting of shareholders.

3.	Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated February 24, 2022 was approved by a vote, conducted by ballot, of 889,926,837 (91.80%) for and 79,523,509 (8.20%) against.